Exhibit 12.1

TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Six Months Ended
June 30, 2010
Earnings:
Income from continuing operations before income taxes	$56,861
Add:
Fixed charges	24,263
Amortization of interest, net of capitalized interest	23
Other expense	44
Earnings available for fixed charges (a)	$81,191

Fixed charges:
Interest expense	$18,606
Capitalized interest and tax interest	61
One third of rental expense (1)	5,596
Total fixed charges (b)	$24,263

Ratio of earnings to fixed charges (a/b)	3.35

(1) Considered to be representative of interest factor in rental expense.